[Sidley Austin LLP Letterhead]
January 29, 2009
Via Electronic Filing
Mr. James E. O’Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Williams Capital Management Trust Post-Effective Amendment No. 7 to Registration Statement on Form N-1A (File Nos. 333-98485 and 811-21186)
Dear Mr. O’Connor:
     This letter confirms our telephone discussion of January 28, 2009 with respect to the above-referenced filing of Williams Capital Management Trust (the “Trust”) relating to the Williams Capital Government Money Market Fund (the “Government Fund”) and the Williams Capital Liquid Assets Fund (the “Liquid Assets Fund”), both series of the Trust.
     In our discussion, you noted that with respect to the Service Share class of the Liquid Assets Fund, the footnotes to the fee table indicated that the fee cap/waiver relating to the Rule 12b-1 Distribution Plan, Shareholder Servicing Plan and total operating expenses indicated that the fee cap/waiver was in effect until March 1, 2009. You noted that with respect to the Service Share class of the Government Fund, the fee table footnotes for these same fee cap/waivers indicated that they were in effect until March 1, 2010. As discussed, we confirm on behalf of the Trust that the footnote information relating to the Service Share class of the Liquid Assets Fund is incorrect and that these fee/cap waivers will be in place until March 1, 2010. This information will be corrected in Post-Effective Amendment No. 8 to the Registration Statement which will be filed in February 2009 and become effective automatically pursuant to Rule 485(b) under the Securities Act of 1933, as amended.
     Additionally, in connection with the above-referenced filings, we hereby acknowledge on behalf of the Trust that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

Mr. James E. O’Connor
January 29, 2009

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Frank P. Bruno
Frank P. Bruno
FPB:jfr

cc:	Dail St. Claire Williams Capital Management Trust